
January 24, 2023

Michael Kelley
Chief Executive Officer
Park View OZ REIT Inc
One Beacon Street, 32nd Floor
Boston, MA 02108

> **Re: Park View OZ REIT Inc**
> **Amended Offering Statement on Form 1-A**
> **Filed January 13, 2023**
> **File No. 024-11337**

Dear Michael Kelley:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Dale G. Mullen, Esq.